May 13, 2008

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn: Michele M. Anderson

Re:	Preliminary Proxy Statement on Schedule 14A
Filed February 13, 2008
File No. 0-52166
Form 8-K filed January 15, 2008
File No. 0-52166

Dear Ms. Anderson:

On behalf of Fortissimo Acquisition Corp. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement and Form 8-K referenced above (the “Preliminary Proxy”).

Amendment No. 1 is being filed in response to comments contained in the letter dated March 14, 2008 (the “Letter”) from Michele M. Anderson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Yuval Cohen, the Company’s Chairman and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

On behalf of the Company, we advise you as follows:

Securities and Exchange Commission
May 13, 2008

General

1.	Please advise us why your proposed issuance of common stock pursuant to the merger proposal, including shares to be held in escrow, does not require registration under the Securities Act of 1933.

Response:
The issuance of common stock pursuant to the merger proposal, including shares to be held in escrow, will be made in reliance upon an available exemption from registration under the Securities Act of 1933, as amended, by reason of Section 4(2) thereof.

2.
Please revise to consolidate the Summary of the Material Terms of the Merger with the Summary of the Proxy Statement beginning on page 9. Note that the summary section should be in the form of a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A.

Response:
In response to the Staff’s comment, the Company has consolidated the Summary of the Proxy Statement with the Summary of Material Terms of the Merger. Please see the revised disclosure, under the heading “Summary of the Material Terms of the Merger” on pages 1 through 4 of Amendment No. 1.

3.	Please update the financial statements to comply with Rule 3-12 of Regulation S-X.

Response:	The Company has revised the Preliminary Proxy to provide updated financial information for the year ended and as of December 31, 2007.

Securities and Exchange Commission
May 13, 2008

Summary of the Material Terms of the Acquisition

Merger Consideration, page 1

4.
Wherever you reference the merger consideration, also disclose the dollar value of the consideration to be paid in the merger (including all contingent and additional payments) based on the closing price of your common stock as of the most recent date practicable. In addition, revise to indicate that Psyop's shareholders will also receive a cash dividend in the amount of $  (assuming sufficient available cash on hand) prior to the closing of the merger. Similarly provide quantified disclosure of the cash dividend in the related discussion on page 61.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 40 of Amendment No. 1.

In addition, the merger agreement has been amended and restated as set forth in Annex A to Amendment No. 1. The amended and restated merger agreement does not provide for the payment of a cash dividend to the Psyop shareholders. All references to the payment of a cash dividend have been deleted from Amendment No. 1.

Post-Merger Ownership of Fortissimo, page 3

5.
Revise to clarify the post-merger ownership of Fortissimo by Fortissimo Insider Stockholders as well as the ownership by Fortissimo Insider Stockholders if the maximum contingent milestones are achieved.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.

Questions and Answers About the Proposals, page 4

6.
Where you discuss Psyop's award-winning and innovative products and services under "Why is Fortissimo proposing the merger," provide balancing disclosure by including a brief reference to the amount of Psyop's outstanding indebtedness and its historic net losses.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

7.
Revise the answer to "How do I exercise my conversion rights?" to clarify when a shareholder can expect to receive the notice to deliver stock certificates. Also clearly state whether or not shareholders can demand conversion rights by voting in person at the meeting. Further, disclose whether there are any costs associated with tendering the stock certificates.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 34 and 36 of Amendment No. 1.

Summary of the Proxy Statement

The Merger, page 9

8.	Revise your disclosure on page 10 regarding the conditions to the merger to include the approval of the cross-conditioned proposals being presented at the meeting.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in the first bullet under the sub-heading “Conditions to Closing” on page 2 of Amendment No. 1.

Fairness Opinion, page 11

9.
We note that statement regarding Houlihan Smith’s view that its duties extend "solely to Fortissimo's board of directors" and that it "has no legal responsibilities ... to any other person or entity (including Fortissimo shareholders) under the law of the State of Illinois." These limitations appear to limit reliance by investors on Houlihan Smith's opinion. We view these limitations as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations or disclose the basis for the advisors' belief that shareholders cannot rely on the opinions to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

Response:
In response to the Staff’s comment, the disclosure on pages 50 and 51 of Amendment No. 1 has been expanded to express Houlihan Smith’s view that only Fortissimo’s board of directors, and not its stockholders, is entitled to rely upon its opinion.

Securities and Exchange Commission
May 13, 2008

The section regarding the fairness opinion on page 11 of the Preliminary Proxy has been deleted as a result of the consolidation of the Summary of the Proxy Statement with the Summary of the Material Terms of the Merger as the Summary Term Sheet beginning on page 1 of Amendment No. 1.

The Capitalization Amendment Proposal, page 12

10.
Briefly state here the reasons for the proposal to increase the number of authorized shares. Under "The Capitalization Amendment Proposal" on page 64, disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for the general purposes listed at the end of the second paragraph. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or otherwise. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock for these purposes. In addition, revise the disclosure on page 64 to clarify that you will need to use a portion of the newly available authorized shares of common stock to satisfy your obligations set forth in the second paragraph. Further revise the section on page 64 to provide balancing disclosure of the adverse consequences of the increase in authorized shares from a shareholder's perspective, such as the potentially depressive effect on the market price of your common stock, the reduction in voting power and the possible anti-takeover effect.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 1. The section regarding the capitalization amendment proposal on page 12 of the Preliminary Proxy has been deleted as a result of the consolidation of the Summary of the Proxy Statement with the Summary of the Material Terms of the Merger as the Summary Term Sheet beginning on page 1 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

Vote of Fortissimo Insider Stockholders, page 13

11.
Please revise to indicate whether the Insider Stockholders have agreed to vote any shares they may acquire in favor of the merger proposal or whether they will vote them in the same manner as the Original Shares and the Insider Unit Shares. In future amendments, please provide quantified disclosure of any future acquisitions of Fortissimo stock by the Insider Stockholders, other affiliates of Fortissimo and affiliates of Psyop.

Response:
The section regarding the vote of Fortissimo Insider Stockholders on page 13 of the Preliminary Proxy has been deleted and moved to page 48 of Amendment No. 1 as a result of the consolidation of the Summary of the Proxy Statement with the Summary of the Material Terms of the Merger as the Summary Term Sheet beginning on page 1 of Amendment No. 1.

In response to the Staff’s comment, the Company has revised such disclosure on page 48 of Amendment No. 1, and has added similar disclosure on page 105 of Amendment No. 1.

The Company will provide quantified disclosure of any future acquisitions of Fortissimo stock by the Fortissimo Insider Stockholders, other affiliates of Fortissimo and affiliates of Psyop in future amendments of the Preliminary Proxy.

Termination, Amendment and Waiver, page 16

12.
Your disclosure suggests that the material conditions to the merger, other than the 20% conversion condition, may be waived by either Psyop or Fortissimo. Disclose whether it is the intent of Fortissimo's board to re-solicit shareholder approval of the merger if either party waives a material condition. We believe that re-solicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to stockholders materially misleading.

Response:	It is the intent of the Company’s board of directors to re-solicit shareholder approval of the merger if the Company or Psyop waives a material condition to the merger.

Securities and Exchange Commission
May 13, 2008

Anticipated Accounting Treatment, page 17

13.	Please provide us with your detailed analysis of paragraph 17 of SFAS 141 supporting your conclusion that Psyop is the acquiring entity for accounting purposes.

Response:
Based on the Company’s analysis of paragraphs 17(a) through 17(e) of SFAS 141, the Company has concluded that Psyop is the acquiring entity for accounting purposes. The Company’s analysis of paragraphs 17(a), 17(c) and 17(d) is based upon the following (paragraphs 17(b) and 17(e) are not applicable to the facts of this transaction):

1.
Upon consummation of the merger, the Psyop shareholders will be able to vote approximately 45.3% of the outstanding shares of the Company. This includes the 3,337,941 shares defined as stock merger consideration as well as the contingent stock consideration of approximately 1.5 million shares (assuming a price of $6.00 per share), which is to be issued to Psyop shareholders at closing and which they will be required to forfeit in the event that they do not achieve the annual milestones in 2008, 2009 and 2010, respectively.

Although the Psyop shareholders will not hold a majority of the outstanding shares of the Company following the consummation of the merger, as a group they will control the largest percentage. There is no formal shareholder or voting agreement among the Psyop shareholders, but they have worked together for several years, have always run their business by consensus and are likely to vote together on major issues in the future. Although the shareholders of Fortissimo Acquisition Corp. prior to the consummation of the merger will retain a slight majority of the outstanding shares of the Company, the shareholders of Fortissimo Acquisition Corp. are comprised of many independent shareholders and are not to be viewed as a group.

2.
Subsequent to the merger, the existing Psyop management team will remain intact. The day-to-day operations of the Company will be run by the same management team as currently in control of Psyop. These individuals currently manage Psyop and own all of the outstanding shares of Psyop.

Securities and Exchange Commission
May 13, 2008

3.
Subsequent to the merger, a majority of the board will be controlled by Psyop. Psyop will have the ability to nominate three directors and to participate in the nomination of two independent directors, while Fortissimo may nominate only two directors and participate in the nomination of two independent directors.

Based on the above facts and in accordance with paragraph 17 of SFAS 141, we believe that Psyop should be viewed as the acquirer for accounting purposes.

Regulatory Matters, page 17

14.
We note your statement that the merger is not subject to "any additional federal or state regulatory requirement or approval." Please remove the word "additional" or clarify what other approvals you are referencing. In addition, please disclose when the filings with the states of New York and Delaware are required to be made.

Response:
The section regarding the regulatory matters on page 17 of the Preliminary Proxy has been deleted as a result of the consolidation of the Summary of the Proxy Statement with the Summary of the Material Terms of the Merger as the Summary Term Sheet beginning on page 1 of Amendment No. 1. In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 1.

Selected Financial Information of Psyop, page 20

15.	Please provide the basic and diluted income (loss) per common share and long-term obligations as required by Item 301 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 21

16.	In the introduction, please expand to explain your basis for treating Psyop as the accounting acquirer. Also, revise to state that the merger is considered to be a capital transaction in substance.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 14 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 26

17.	Please disclose how you derived the adjustments in footnote (e3).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 18 of Amendment No. 1.

18.
Please explain footnote (h) and the amounts referenced in the Unaudited Pro Forma Condensed Consolidated Financial Statements. If the bank loans and capital lease balances are paid before the dividend, please reflect that in a separate footnote.

Response:	Footnote (h), on page 18 of Amendment No. 1, as revised in the December 31, 2007 financials, includes only repayment of bank loans and capital lease balances.

As of September 30, 2007, Psyop had net cash, after the repayment of loans and capital lease obligations, and the net cash was to be distributed as a dividend. As of December 31, 2007, Psyop had net debt, so no net cash was to be distributed as a dividend.

19.	Please disclose the transaction related costs that are being eliminated in (j) and the reason for their elimination under Article 11 of Regulation S-X.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in footnote (i) on page 19 of Amendment No. 1.

20.	Please disclose the reason under Article 11 of Regulation S-X for the elimination of 2006 cash bonuses to Psyop shareholders that is reflected in footnote (k).

Response:	The Company is no longer presenting pro forma financial information for the year ended December 31, 2006.

As noted above in response to Comment #18, there was no net cash as of December 31, 2007, and thus no net cash was distributed to Psyop shareholders as a dividend or cash bonus.

21.
Please disclose the terms of the increase in wages in footnote (n) pursuant to the terms of the employment agreement entered into with key employees and the reasons for the different amounts shown as adjustments to pro forma consolidated statements of income.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in footnote (k) on page 19 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

22.	Please disclose in detail how the adjustment in footnote (n) was calculated.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in footnote (l) on page 19 of Amendment No. 1.

Risk Factors, page 28

General

23.
Please include disclosure regarding the risk of dilution to your current stockholders if additional shares are issued to Psyop's shareholders upon the achievement of the maximum contingent milestones and the exercise or redemption of warrants issued in the IPO.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 20 of Amendment No. 1.

24.
Include risk factor disclosure regarding Fortissimo's indemnification obligations as discussed on page 47, including its ability to pay such amounts after the merger and the impact such obligations may have on its working capital.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 21 of Amendment No. 1.

25.
We note the discussion on page 94 regarding the hiring difficulties Psyop may encounter due to competition and the difficulties in obtaining visas. Please include disclosure regarding this risk, if material.

Response:
In response to the Staff’s comment, the Company has added disclosure to page 94 of Amendment No. 1. The Company does not believe that this is a material risk to Psyop’s business and, therefore, has not added risk factor disclosure concerning this issue.

26.
We note that several risk factors address potential future risks without including a discussion of: (1) past experiences, if any, the relevant company has had with these risks; or (2) management's assessment of the likelihood of such risks. Please revise the risk factors, as applicable. See, for example, "Psyop's operating results may fluctuate significantly over time" (on page 33), "Psyop's revenue may be adversely affected if Psyop fails to protect its intellectual property and proprietary information" (on page 35), and "Others may assert intellectual property infringement claims against Psyop" (on page 35).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 26 through 28 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

“If we are unable to complete the merger with Psyop.. ..".page 31

27.	Please revise to briefly discuss the termination payment that Fortissimo would have to pay if Psyop terminates the merger agreement as a result of a breach by Fortissimo (as discussed on page 62).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 1.

"We must comply with Section 404 of the Sarbanes-Oxlev Act of 2002 in a relatively short timeframe." page 32

28.
Please revise Fortissimo's MD&A section to include management's assessment of your ability to comply with Section 404 in a timely manner. Please also revise the caption to this risk factor to address the potential risk faced by the company as a result of such requirements. Similarly, revise Psyop's MD&A to include management's assessment of whether Psyop will be able to develop an effective system of internal controls and include a timetable for achieving such system.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 78 and 98 of Amendment No. 1.

Risks if the Adjournment Proposal is Not Approved, page 38

29.
Please revise this risk factor caption to state that if the merger is not approved, Fortissimo "may" be required to liquidate (as opposed to the current statement that it will be required to liquidate).

Response:
The Company respectfully submits that if the merger is not approved by its stockholders, the Company will not have enough time after the annual meeting of stockholders to complete a business combination by October 11, 2008 and thus will be required to liquidate.

The Merger Proposal

Merger Consideration, page 45

30.	Briefly discuss the purpose of the additional consideration payable upon the exercise or redemption of the warrants issued in the IPO.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 40 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

Background of the Merger, page 47

31.
Please disclose whether Mr. Bloch was engaged by you before or after he met with Mr. Selinger in April 2007. Please provide additional disclosure regarding Mr. Bloch's role and involvement in determining the potential targets, including disclosure of how many targets (other than Psyop) he identified.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 43 of Amendment No. 1.

32.
Please clarify whether Psyop's management's interest in establishing research and development facilities in Israel existed prior to its meetings with Fortissimo in May and June 2007. Please expand your disclosure regarding Psyop management's belief that it would be advantageous to establish a facility in Israel.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on the bottom of page 43 and the top of page 44 of Amendment No. 1.

33.
In the second full paragraph on page 49, specify the terms and disclose the amount of consideration that was set forth in the term sheet signed by the parties. Expand your discussion to address how the board determined the consideration that Fortissimo offered in the term sheet. To the extent the consideration and other terms changed from the letter of intent to the ultimate merger agreement, explain the process by which those changes came about. Also describe the material differences in the proposed terms of the transaction as of September 11, 2007 and December 20, 2007, and the nature of the "significant issues relating to the merger” that were resolved by December 20, 2007.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 44 through 46 of Amendment No. 1.

With respect to the last sentence of this comment, the Company has revised the language on page 45 of Amendment No. 1 to eliminate the phrase “significant issues relating to the merger.”

Securities and Exchange Commission
May 13, 2008

34.
Please provide more insight into the reasons for and negotiations behind management's decisions regarding the ultimate amount and form of merger consideration. As an example, explain how the parties determined the particular number of shares to be issued to Psyop's security holders. Also explain how the parties determined the specific EBITDA and revenue targets and the amount of shares and cash awarded if Psyop achieves these targets. In addition, address how the parties determined the amount of the cash dividend to be paid to Psyop's shareholders and the final percentage of outstanding common shares that the Psyop shareholders would own post-merger.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 44 through 46 of Amendment No. 1.

35.
Explain how your evaluation of the approximately "60 potential targets" as well as the evaluation of terms of business combinations with "several targets" led you to focus on Psyop. Regarding the other companies with respect to which management evaluated the terms of business combinations (page 49), clarify the nature of those potential targets, the extent of the board's evaluation of the companies and why those businesses did not prove to be attractive targets as compared with Psyop.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on the bottom of page 42 and the top of page 43 of Amendment No. 1.

36.	Please revise to indicate whether or not Eran Witkon has been or is affiliated with or has provided services to Fortissimo or its officers or directors.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 44 of Amendment No. 1.

37.
Each presentation, discussion, or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the presentation provided by Houlihan Smith on September 11, 2007, pursuant to Item 1015(b) of Regulation M-A. To the extent that the information contained in this presentation is substantially similar to the disclosure already provided in the summary of the advisor's final opinion dated December 10, 2007, then provide a statement to this effect and summarize any differences in the information presented. Alternatively, advise us why the preliminary presentation is not materially related to the transaction.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 50 and 51 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

Factors Considered by Fortissimo's Board of Directors, page 50

38.
Disclose all financial projections exchanged between Psyop and Fortissimo, or advise us why they are not material. For example, include in the proxy statement the projected revenue and return on invested capital that the board reviewed. Also disclose the bases for and the nature of the material assumptions underlying the projections.

Response:
In response to the Staff’s comment, the Company has modified the requested disclosure to discuss how the earn-out targets were arrived at. This discussion appears on pages 49 and 50 of Amendment No. 1.

The Company does not believe that the financial projections prepared by the Company in conjunction with Psyop’s management are material, as they were based on very incomplete information, and have never been relied upon in setting the purchase price or the contingent consideration. Rather, the Company respectfully submits that the discussion of how the earn-out targets were arrived at is more relevant to its stockholders.

39.
Please expand the factors that you list as considered by the board in making its recommendation. For instance, disclose the specific features of Psyop's operating history and the trends that the board considered in reaching its conclusion in the first bullet point and describe the comparable public company analysis referenced in the third bullet point. Also provide a reasonable basis for the listed beliefs. For example, provide the basis for the belief that "the capital and time needed to continue profitability and to increase it were within the scope and expectations of Fortissimo's stockholders."

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47 of Amendment No. 1. With regards to the last sentence of this comment, the Company has deleted that sentence in Amendment No. 1.

40.
We note that, among other factors, the board considered Psyop’s projected revenue and return on invested capital. Elsewhere in the document, however, you disclose that Psyop may incur significant additional costs with respect to its expansion plans and that Psyop faces significant competitive risks with respect to its business and attainment of employees. Please revise to discuss how the board considered these and any other potentially negative factors in connection with its determination to recommend the approval of the merger and its conclusion that the merger consideration is fair.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 46 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

41.
Address whether the board considered the value of the payments to be made to Psyop's shareholders upon the achievement of the revenue and EBITDA milestones and the exercise or redemption of warrants issued in the IPO in evaluating the merger consideration.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 47 of Amendment No. 1.

Satisfaction of the 80% Test, page 51

42.
Revise this section to clearly explain the basis for the board's determination that the 80% test has been met. Such disclosure should contain a reasonably thorough description of the board's analyses, including a description of the "other factors typically used in valuing businesses" used by the board.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 47 of Amendment No. 1.

Fairness Opinion, page 51

43.
Provide us with any analyses reports, presentations or other similar materials, including projections and board books, provided to or prepared by Houlihan Smith in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

Response:
In response to the Staff’s comment, the Company has supplementally provided to the Commission copies of (i) the September 11, 2007 presentation by Houlihan Smith to the Fortissimo Board of Directors and (ii) the December 10, 2007 presentation by Houlihan Smith to the Fortissimo Board of Directors. These are the only analyses, reports, presentations or other similar materials provided to or prepared by Houlihan Smith. In addition, the Company has supplementally provided to the Commission a copy of the Houlihan Smith engagement letter.

44.
Disclose any instructions or limitations Fortissimo's board provided to Houlihan Smith regarding the fairness opinion as opposed to directing shareholders to the opinion letter for this information. See Item 1015(b)(6) of Regulation M-A.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 50 and 51 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

45.
We note the disclaimer that investors "should not place reliance" upon projections used in connection with the rendering of the fairness opinion (page 52). While it maybe acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Instead you may caution readers not to "unduly" rely or place "undue certainty" on the projections. Please revise.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 52 of Amendment No. 1.

46.	Disclose that Houlihan Smith has consented to use of the opinion and the bring-down letter in the document.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 50 of Amendment No. 1.

47.	Disclose the amount of the fees paid to Houlihan Smith pursuant to Item 1015(b)(4) of Regulation M-A.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 54 of Amendment No. 1.

48.
For each of the analyses, please expand the disclosure to explain in more detail how Houlihan Smith applied its findings to determine that the merger consideration was within the range of fairness. In particular, please provide additional disclosure regarding the Discounted Cash Flow Analysis, since Houlihan Smith placed less weight on the Guideline Public Company and Comparable Transaction approaches when performing its analysis, including the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values that it calculated for each analysis and any assumptions that it made. Clarify how Houlihan Smith derived Psyop's indicative range of enterprise value from the various methodologies presented on page 54 and quantify the range. Also explain how Houlihan Smith determined the value of the merger consideration, including whether it considered the payments to be made upon the achievement of the revenue and EBITDA milestones and the exercise or redemption of warrants issued in the IPO in assigning a value to the consideration.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 53 and 54 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

Discounted Cash Flow Method, page 54

49.	We note the reference to "the previous slide" in your description which appears to reference materials used in your board presentation. Please provide the relevant information in this disclosure.

Response:
In response to the Staff’s comment, the Company has deleted the reference to “the previous slide” on page 53 of Amendment No. 1. The disclosure that appears in that paragraph provides the relevant information concerning how Houlihan Smith conducted its discounted cash flow analysis.

50.
Please revise the description of the discounted cash flow analysis to disclose the financial projections used by Houlihan Smith to determine the enterprise net cash flows of Psyop over the projected eight-year period.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 53 of Amendment No. 1.

Guideline Public Company Method, page 54

51.	Disclose the companies used by Houlihan Smith to conduct the analysis, the bases on which the companies were deemed comparable, and the average SGLPTL analysis with respect to such companies.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 53 of Amendment No. 1.

52.	Please quantify the size, growth, leverage, EBITDA and liquidity data regarding Psyop that Houlihan Smith used in its analysis.

Response:
In response to the Staff’s comment, the Company respectfully notes that the description in the last sentence on page 53 of Amendment No. 1, which carries over to the top of page 54, and which appears immediately before the sub-heading “Comparable Transaction Method”, identifies how Psyop compares to the other ten companies with respect to the data that Houlihan Smith used in its analysis.

Securities and Exchange Commission
May 13, 2008

Comparable Transaction Method, page 54

53.
Disclose the transactions used in this analysis, the bases on which the transactions were deemed comparable, the corresponding announcement date for each transaction and the median Enterprise Value to EBITDA and revenue multiples of such transactions.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 54 of Amendment No. 1.

54.	We note that the companies involved in the seven transactions reviewed had limited comparability with Psyop. Describe how differences between Psyop and the companies were assessed.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 54 of Amendment No. 1.

Conditions to Closing of the Merger, page 61

55.
We note that the merger is conditioned upon receipt of "necessary consents and approvals by third parties and the completion of necessary proceedings." Please provide additional disclosure regarding the nature of these consents and proceedings. Indicate when you expect the parties to receive/complete them.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 60 of Amendment No. 1.

56.
Disclose the nature of the opinions that must be received by both parties. Advise us whether the parties have received these opinions and whether the respective conditions are satisfied. If not, indicate when you expect the parties to receive them.

Response:
In response to the Staff’s comment, the Company has added the requested disclosure on pages 60 and 61 of Amendment No. 1. The parties have not received such opinions to date and the conditions to closing to deliver such opinions have not yet been satisfied. It is expected that the opinions will be delivered to the respective parties at the closing of the merger.

Securities and Exchange Commission
May 13, 2008

The Charter Amendment Proposal, page 65

57.
Please tell us in your response letter what consideration you have given to reflecting the name change, the change to a perpetual corporate existence and the elimination of stockholders' ability to act by written consent as separate proposals for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

Response:
The Company has reviewed Rule 14a-4(a)(3) of the Securities Exchange Act of 1934 and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations. Given the integral nature of the amendments to the Company’s Second Amended and Restated Certificate of Incorporation as described in the charter amendment proposal and the fact that the merger proposal will not be approved unless stockholders approve each and every charter amendment as set forth in the charter amendment proposal, the Company respectfully submits that the name change, the change to perpetual corporate existence and the elimination of stockholders’ ability to act by written consent should be included in one charter amendment proposal as currently contemplated in the Preliminary Proxy and Amendment No. 1.

58.	Please include the current version of the relevant sections of the second amended and restated certificate of incorporation so that readers can easily compare them to the proposed revised sections.

Response:
In response to the Staff’s comment, the Company has attached a blackline of the Second Amended and Restated Certificate of Incorporation as Annex C to Amendment No. 1, marked to show the amendments that will be made to the Second Amended and Restated Certificate of Incorporation in the Third Amended and Restated Certificate of Incorporation assuming the charter amendment proposal is approved by stockholders.

The Incentive Compensation Plan Proposal, page 66

59.	Please provide the approximate number of persons in each class of persons who will be eligible to participate in the plan. See Item 10(a)(l) of Schedule 14A.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 66 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

Use of Net Proceeds not Held in Trust, page 75

60.	Update this information as of the most recent practicable date.

Response:	In response to the Staff’s comment, the Company has updated the disclosure on page 74 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations -Fortissimo, page 79

61.	Please disclose your anticipated liquidity and capital resources after the merger and include the changes that will occur to such amounts if 19.99% of the Public Shares are converted.

Response:	In response to the Staff’s comment, the Company has updated the disclosure on the bottom of page 78 and the top of page 79 of Amendment No. 1.

62.
Please include disclosure of the potential impact on your operating results, liquidity and capital resources if the additional $13.75 million is paid to Psyop stockholders as a result of the attainment of the revenue and EBITDA milestones and the exercise or redemption of warrants issued in the IPO.

Response:	In response to the Staff’s comment, the Company has updated the disclosure on the top of page 79 of Amendment No. 1.

63.
Please address and quantify, to the extent practicable, the following costs and discuss their impact on your operating results, liquidity and capital resources: (i) the significant costs you expect to incur to comply with Section 404 of the Sarbanes-Oxley Act (page 32), (ii) the significant cost incurred by the companies in connection with the merger (page 33), and (ii) Fortissimo's obligation to pay the expenses incurred in connection with the transactions incurred by Psyop if the merger is consummated (page 62).

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 78 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

Directors and Executive Officers of Fortissimo Following the Merger, page 82

64.
When you file a revised proxy statement including the names of the directors and officers of Fortissimo following the merger, also include the disclosure required by Item 7(a) and (b) of Schedule 14 A, including, for example the individual's business experience during the past five years and, if a director, other directorships held in reporting companies. Please also disclose the names of your existing directors and officers and indicate those that will be terminated in connection with the merger.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 80 and 81 of Amendment No. 1 concerning the executive officers of Fortissimo following the merger.

With regards to the names and biographies of the directors of Fortissimo following the merger, this information is still being finalized and will be included in a subsequent amendment to the proxy statement.

65.	Please revise to clarify the independence definition used and remove the statement that directors will be "independent under applicable SEC and exchange rules." See Item 407(a) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 82 of Amendment No. 1.

Business of Psyop, page 87

66.
Please revise to make the tone of the Business and Management's Discussion and Analysis sections for Psyop more objective and disclosure-oriented. To the extent you retain terms such as "state-of-the-art," "strong relationships," and "proven strength," provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise to include objective support for the assertions on page 89 that Psyop has "an excellent reputation for its creative ability, innovation, execution and on-time delivery" and that it develops "highly successful and creative ad campaigns," as well as your statement that Psyop is "renowned for outputting consistently fresh and high quality work" (page 93). To the extent that you do not have independent support for statements regarding your market position, please characterize them as your beliefs and disclose the bases for these beliefs.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 93 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

67.
We note your statement on page 91 that Psyop is frequently the "first or second choice for the job going into a pitch and is thus awarded a good percentage of jobs pitched." We also note your statement on page 95 that Psyop can command competitive prices. Please provide objective support for these statements.

Response:	While Psyop continues to believe that the referenced statements are correct, they are subjective in nature and don't lend themselves to objective support. Accordingly, they have been deleted.

68.	Please describe Psyop's patents, trademarks or licenses, including their duration. See Item 101(h)(iv) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and 95 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations -Psyop, page 95

69.
Please expand the disclosure regarding the capital expenditures Psyop anticipates in connection with its expansion through acquisitions as discussed on page 34. We also note that Psyop plans to open offices in Los Angeles and London, as well as a research and development facility in Israel. Please quantify, to the extent practicable, the costs associated with Psyop's expansion plans and discuss the impact that such expenditures will have on operating results, liquidity, capital resources, and trends.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1.

70.
We note the statement on page 98 that Psyop anticipates "significant" additional expenses being a public company. Please quantify these anticipated costs, to the extent practicable, and discuss the impact that such expenditures will have on operating results, liquidity, capital resources, and trends.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the bottom of page 99 and the top of page 100 of Amendment No. 1.

71.	Please discuss your contractual backlog. Please refer to Item 101 (c)(viii) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 99 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

Comparison of Nine Months Ended September 30, 2007..., page 99

72.
Provide additional detail regarding the significant increase in revenues, including management's assessment of whether it anticipates that these increases will continue. In your discussion regarding revenues and cost of sales, you attribute changes to several factors, without quantifying or indicating the relevant weight of all material factors. For each period presented, revise to: (1) clearly disclose and quantify each material factor that contributed to the change in revenues; (2) provide insight into the underlying business drivers or conditions that contributed to these changes; and (3) describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. For example, we note your statement on page 34 that the cost of producing special effects-driven and animated advertisements has steadily increased. Please refer to Item 303 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 99 through 101 of Amendment No. 1.

Comparison of Year Ended December 31, 2006.... page 100

73.	Provide additional information regarding the nature of and the reasons for the "one-time special payment paid to shareholder-employees" in the amount of $1.2 million.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure in the bottom paragraph on page 100 of Amendment No. 1.

Liquidity and Capital Resources, page 100

74.
We note the statement that Psyop anticipates that its cash flow will be "sufficient to fund its projected operating requirements." Please provide an assessment of the company's ability to meet its short-term and its long-term liquidity needs (assuming both completion and non-completion of the merger) and indicate whether Psyop's management has considered its growth strategy in making this assessment. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section HI.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 102 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

75.
Revise the disclosure to include the material terms of Psyop's debt obligations, including financial covenants and ratios, events of default, the consequences of default for each agreement and the amounts currently outstanding. Please disclose whether Psyop is currently in compliance with other restrictive covenants and financial ratios. Also clarify whether the restrictions contained in these agreements will be triggered by the merger.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1.

76.
It is unclear what you mean by the statement that "Psyop discusses cash flows not in accordance with U.S. GAAP," considering the fact that the discussion that follows that statement appears to be based on the U.S. GAAP-based financial statements of Pysop. Please advise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 by deleting that sentence.

Security Ownership of Psyop, page 107

77.	Include a statement that there is no established public trading market for shares of Psyop stock. See Item 201(a) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 108 of Amendment No. 1.

Related Person Transactions, page 108

78.	Please clarify the role of your Special Advisors.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 109 of Amendment No. 1.

79.	Please clarify the relationship between FCF and, FCM and Fortissimo and indicate the entities representing the "three parallel partnerships" referenced in footnote one to the table in this section.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 109 of Amendment No. 1.

Securities and Exchange Commission
May 13, 2008

80.
Please clarify whether your anticipated requirements regarding approval of related party transactions will be in writing or, if they will not be in writing, how they will be evidenced. Please include a statement, if true, that the related person transactions disclosed in this section did not receive prior approval of you non-interested directors.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page 110 of Amendment No. 1.

Independent Auditors, page 114

81.
Please provide the disclosure required by Item 304(a) with respect to the termination of Goldstein Golub Kessler LLP and the appointment of McGladrey & Pullen, LLP as your registered public accounting firm.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 115 and 116 of Amendment No. 1.

Audited Consolidated and Combined Financial Statements - Psyop. Inc. and Affiliates

1. Nature of operations and summary of significant accounting policies

Revenue Recognition, page FS-36

82. Tell us how the method that you use to determine the amount of revenue to recognize using the percentage of completion method for each period presented meets the guidance for such contracts in ARB 45 and SOP 81-1. Tell us whether customer acceptance of the final product is required.

Response:
Paragraph 11 of SOP 81-1 provides that “This statement of position applies to accounting for performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services that are reported in financial statements prepared in conformity with generally accepted accounting principles.” Accordingly, the general provisions of SOP 81-1 apply to the revenue recognition of Psyop as Psyop is providing for the production of a service under the specifications of legally binding agreements between itself and its clients, to which the client has specified the criteria to which Psyop will perform its services.

Securities and Exchange Commission
May 13, 2008

In accordance with Accounting Research Bulletin No. 45, Long-Term Construction-Type Contracts, Psyop has chosen the percentage-of-completion method of revenue recognition over the completed-contract method of revenue recognition as paragraph 15 of ARB No. 45 states, when estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, the percentage-of-completion method is preferable. Psyop believes the percentage-of-completion method applies in accordance with the provisions of paragraph 15 of ARB No. 45 based on the following:

•
As the typical length of a contract under which Psyop performs its services for its customers ranges between one and six months, management has the ability to reasonably estimate the total costs to be incurred on any particular project.

•
While each project Psyop is contracted to work on is unique, the underlying process for the design and development of a product is relatively consistent. This provides management with historical operating results on which to base its estimates to complete current and prospective projects.

•
As the nature of the services provided by Psyop to its clients is principally labor intensive (e.g. the design of computer generated advertisements by graphic designers), the estimates made by management in projecting the total estimated costs on a project are wage and wage related expenses, which can be reasonably estimated based upon the fixed hourly rate paid to these individuals.

While final approval remains with client, two standard contract provisions ensure capturing revenues: approval of stages as they are produced and cancellation/postponement guidelines.

Sample verbiage from a client contract* states:

Stage approval: It is understood and agreed that during the course of production, the Contractor will either submit for or arrange for the inspection of the various completed stages of such production. The Contractor shall obtain approval from Advertising Agency at each completed stage of the production process before proceeding to the next stage of production.

Securities and Exchange Commission
May 13, 2008

Cancellation: Advertising Agency shall have the right to terminate this Agreement for any or no reason by written notice to the Contractor at any time prior to the acceptance by it of the completed product . The Contractor shall be entitled to a sum equal to the reasonable, direct and documented costs and expense that the Contractor has actually incurred in connection with its services hereunder prior to the cancellation date.

(*standard production contract at BBDO, an agency part of the Omnicom Group which includes other industry heavy hitters such as DDB and TBWA)

Industry standards additionally discuss production company’s blocking out of specific period of time and other resources for the duration of a project as reasonable expenses. If the job is canceled or postponed it is unlikely that this time can be re-booked. It is understood that this time represents a production company's only source of income. Production companies acknowledge, however, that it is the their obligation to make all reasonable efforts to re-book the canceled/postponed time with another comparable project. If the time is re-booked, then there is an obvious area for negotiation on the fee.

The reliance on approved stages and the guaranty of collecting revenue upon award of a job, lead to the use of an accounting method that matches cost and revenues even though clients do have the right for final acceptance of work produced.

Cost Recognition, page FS-36

83.	Disclose your accounting for costs incurred prior to and after making your pitch but before a contract is awarded.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on page FS-20 of Amendment No. 1.

Appendix A

84.	Please provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

Response:	The following annotated list of exhibits and schedules briefly identifies the contents of each such exhibit and schedule:

Securities and Exchange Commission
May 13, 2008

EXHIBITS
Exhibit A	Contingent Consideration	Attached to the merger agreement, as filed
Exhibit B	Forms of Employment Agreement	Each of the Identified Employees of Psyop is to enter into an Employment Agreement substantially identical to this Form Agreement
Exhibit C	Form of Escrow Agreement	This is the form of agreement to be entered into with the Escrow Agent governing the terms of the escrowed cash and stock
Exhibit D	Form of Opinion of Counsel to the Company	This is the form of legal opinion to be delivered by Graubard Miller, counsel to Psyop, at the closing
Exhibit E	Form of Proprietary Rights, Non-Disclosure, Developments, Non-Competition and Non-Solicitation Agreement	This is the form of agreement that each of Psyop’s stockholders is to enter into contemporaneously with the closing
Exhibit F	Form of Lock-Up and Trading Restriction Agreement	This is the form of agreement that each of Psyop’s stockholders is to enter into contemporaneously with the closing
Exhibit G	Form of Restricted Stock Agreement	This is the form of agreement that each of Psyop’s stockholders is to enter into contemporaneously with the closing
Exhibit H	Form of Opinion of Counsel to Parent	This is the form of legal opinion to be delivered by Wilmer Cutler Pickering Hale and Dorr LLP, counsel to Fortissimo, at the closing

Securities and Exchange Commission
May 13, 2008

SCHEDULES
Schedule I	Stockholders of Psyop, Inc.	A listing of the names of each stockholder of Psyop, Inc., along with their share ownership in the company
Schedule II	Members of Psyop Services, LLC	A listing of the names of each member of Psyop Services, LLC, along with their percentage ownership in the company
Article III	Company Disclosure Schedule	A listing of exceptions to the representations and warranties made by the Company
Schedule 6.06(i)	Allocation Schedule	A schedule allocating the Blacklist Interests Amount, any assumed liabilities of Blacklist and other relevant items among the Blacklist Assets pursuant to Section 1060 of the Internal Revenue Code

Form of Proxy Card

85.	Revise the proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

Response:	In response to the Staff’s comment, the Company has revised the proxy card to indicate which proposals are conditioned on the approval of other proposals.

Form 8-K filed January 15, 2008

86.
We note the assertion contained on page one of the Investor Presentation materials that EarlyBirdCapital is assisting Psyop in holding stockholder presentations "without charge." In future soliciting materials, please ensure to balance such statements with disclosure relating to EarlyBirdCapital's financial interest in the transaction as the underwriter of your IPO.

Response:	The Company confirms that it will provide disclosure relating to EarlyBird Capital’s financial interest in the merger as the underwriter of the Company’s IPO in future soliciting materials.

Securities and Exchange Commission
May 13, 2008

87.
We note your reference to forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995" on page two of your press release. As you state on page 39 of the preliminary proxy statement, the safe harbor provisions do not apply to statements made in connection with your proxy solicitation. In future soliciting materials, please refrain from referring to the safe harbor or make clear that the safe harbor does not apply to you.

Response:
The Company confirms that it will refrain from referring to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 or make clear that the safe harbor does not apply to the Company in future soliciting materials.

* * * * * * * *

As requested at the close of the comment letter, we confirm the following on behalf of Fortissimo:

1.	Fortissimo is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Fortissimo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 13, 2008

* * * * * * * *

If you require additional information, please telephone the undersigned at (212) 937-7239.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:	Marc S. Lesnick (Fortissimo Acquisition Corp.)
Justin Booth-Clibborn (Psyop, Inc.)
Noah Scooler, Esq. (Graubard Miller)